Exhibit 99.1

ELBIT IMAGING ANNOUNCES RESULTS OF "DUTCH AUCTION" TO THE
 PUBLIC FOR ITS DEBENTURE OFFERING IN ISRAEL

Tel Aviv, November 11, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today, following its previous report dated November 9, 2010, that the offering by way of "Dutch Auction" to the public in connection with a proposed public offering in Israel by way of extending its existing Series G Debentures, pursuant to the shelf prospectus filed on July 21, 2009, has concluded.

Elbit offered up to NIS 200,000,000 principal amount of Series G Debentures, linked to the Israeli consumer price index of February 2010. The debentures bear fixed interest at a rate of 5.08% per year. Interest will be payable on June 30 and December 31 of each of the years 2010 through 2018.

The final closing principal amount determined in the auction amounted to NIS 161,472,000 at a price of NIS 990.5 per unit (each unit is comprised of NIS 1,000 principal amount), representing a 6.24% yield per annum. Elbit expects to receive aggregate gross proceeds of NIS 159.9 million as a result of the offering.

The offering described in this press release, is being made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.  There is no assurance that the proposed offering will be completed.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Yielding Real Properties - Investment in commercial real property in the  United States; (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” In addition, a potential offering would be subject to risks facing any public offering, including without limitation, general economic conditions, the conditions of the capital markets, the interest level of investment banks and investors in the offering and the performance of our businesses. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054